Mail Stop 4561

      April 26, 2006



Mr. Steven P. Grimes
Principal Financial Officer
Inland Western Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois  60523

Re:	Inland Western Retail Real Estate Trust, Inc.
Form 10-K for the year ended December 31, 2005
      File No. 000-51199

Dear Mr. Grimes:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. As indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Cover Page, page 1
1. We note that you have indicated by check mark that you are a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
It is unclear to us how you determined that you meet the definition of a well-known seasoned issuer. Please advise or confirm that you do not meet this status and that you will adjust your indication of such status, as appropriate, in future filings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Capital Resources, pages 31 to 32
2. It appears that your distributions declared exceeded cash provided by operations during each historical period. Please revise your disclosure to quantify the deficiency and adequately explain how the deficiency was funded in each period.
3. We note your disclosure of Total Cash Available Before Distributions. We believe this measure is a non-GAAP measure. In future filings, please expand your disclosure to meet the requirements under Item 10(e) of Regulation S-K for non-GAAP measures. Additionally, please apply this comment to the disclosure of this same measure on page 22 of your filing.

Contractual Obligations, page 36
4. Revise your disclosure in future filings to address purchase obligations pursuant to Item 303 of Regulation S-K. Please clarify whether obligations to related parties for advisor asset management fees and property management fees will be included within your chart or whether you will add appropriate disclosure for such obligations.

Organization and Basis of Accounting, page 53
5. We note that your have consolidated certain assets where your ownership interest exceeded 50% and where your joint venture partner is exclusively entitled to the economic benefits of these assets. Your disclosure indicates that you consider these assets restricted.
In addition, we note that you have other unconsolidated joint venture assets, disclosed on page 66, in which you consider the assets restricted for the similar purposes. Please help us to understand your business purpose for entering into joint venture agreements where you hold significant ownership interest and yet have no interest in the economic benefits from the investment. In the case of the consolidated joint ventures, please advise us of how you account for the operations of these joint ventures within the consolidated statements of operations.

 Summary of Significant Accounting Policies

Real Estate, page 55
6. We note the significant level of acquisitions made and request that you apply the requirements of paragraph 54 of SFAS 141, as appropriate, in future filings.

Partially-owned Entities, page 56
7. We note your disclosure that you consolidate entities (in the absence of other factors when determining control) when you own over
50% of the voting shares of another entity. We further note from your disclosure of unconsolidated joint ventures on page 66 that you do have at least one instance where you have not consolidated an entity where your ownership interest exceeded 50%. Please advise us how you determined not to consolidate the joint venture entity in which you own a 66.67% interest and expand your policy disclosure in future filings to further disclose the type of circumstances under which you will not consolidate an entity in which you have a majority ownership interest.

Transactions with Affiliates, pages 59 to 61
8. We note your disclosure of the offering costs incurred and do not understand why such amounts do no agree with those amounts reported on the consolidated statements of stockholders` equity. Please advise.
9. We note your disclosures concerning Inland American Real Estate Trust, Inc., an affiliate. Please tell us if you have determined whether or not Inland American Real Estate Trust, Inc. is a variable interest entity and, if so, how you evaluated this entity under FIN46R. Additionally, help us to understand how you have accounted for the arrangement whereby Inland Western Retail Real Estate Trust,
Inc. guarantees financings for Inland American Real Estate Trust, Inc. under FIN 45.

Marketable Securities, page 61
10. We note from the table that unrealized losses on available for sale securities totaled $3,898,000. Please help us to understand why this amount does not agree to the loss of $1,404,000 reported on page
48 given that all unrealized losses appear to relate to securities held less than 12 months.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



Mr. Steven P.Grimes
Inland Western Retail Real Estate Trust, Inc.
April 26, 2006
Page 5